EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Net income (loss) attributed to Pacific Ethanol, Inc.	$3,074	$73,892	$(308,153)	$(146,547)	$(14,400)
Add:
Fixed Charges	16,492	11,166	21,113	38,135	28,023
Amortization of capitalized interest	176	147	407	227	21
Equity earnings in unconsolidated subsidiaries	—	929	—	—	—
Less:
Captialized Interest	—	—	—	(9,187)	(8,494)
Preferred Dividends	(1,265)	(2,847)	(3,202)	(4,864)	(4,228)
Total Earnings	$18,477	$83,287	$(289,835)	$(122,236)	$922

Fixed charges:
Interest Expense, net	$14,162	$7,488	$16,300	$21,533	$10,257
Capitalized interest	—	—	—	9,186	8,494
Amortization of deferred financing fees	651	543	1,193	2,018	4,726
Estimate of interest component in rent expense	414	288	418	534	318
Preferred dividends	1,265	2,847	3,202	4,864	4,228
Total Fixed Charges	$16,492	$11,166	$21,113	$38,135	$28,023

Ratio of Earnings to Fixed Charges	1.12x	7.46x	—	—	0.3x
Excess (Deficiency) of Earnings Available to Cover Fixed Charges	$1,985	$72,121	$(310,948)	$(160,371)	$(27,101)